UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For August 2016

Commission File No. 001-36848

Check-Cap Ltd.

Check-Cap Building
Abba Hushi Avenue
P.O. Box 1271
Isfiya, 30090
Mount Carmel, Israel

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Form 6-K is being incorporated by reference into the Post-Effective Amendment No. 1 to the Form S-8 Registration Statement File No. 333-203384 and into the Registration Statement on Form F-3, File No. 333-211065.

On August 11, 2016, Check-Cap Ltd. (the “Company”) closed a registered direct offering of 643,614 ordinary shares at a price of $1.90 per share and pre-funded warrants to purchase 2,514,281 ordinary shares at a purchase price of $1.85 per pre-funded warrant. The pre-funded warrants have an exercise price of $0.05 per share, subject to certain adjustments and will expire on August 11, 2023, unless otherwise extended in accordance with the terms of the pre-funded warrants.

Copies of the form of Pre-Funded Warrant, the form of Securities Purchase Agreement dated August 8, 2016 between the Company and the purchaser signatory thereto and the Placement Agency Agreement dated August 5, 2016 by and between the Company and Chardan Capital Markets, LLC are attached hereto as Exhibits 4.1, 10.1 and 10.2, respectively, and are incorporated herein by reference.

Exhibits

4.1	Form of Pre-Funded Warrant
10.1	Form of Securities Purchase Agreement dated August 8, 2016 by and between Check-Cap Ltd. and the Purchaser signatory thereto
10.2	Placement Agency Agreement dated August 5, 2016 by and between Check-Cap Ltd. and Chardan Capital Markets LLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Check-Cap Ltd.

By:	/s/ Lior Torem
Name:	Lior Torem
Title:	Chief Financial Officer

Dated: August 12, 2016